

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Richard Garr
Chief Executive Officer
Curative Biotechnology, Inc.
1825 NW Corporate Blvd, Suite 110
Boca Raton, FL 33431

> **Re: Curative Biotechnology, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 10, 2022**
> **CIK No. 0001400271**

Dear Mr. Garr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement of Form S-1 submitted January 10, 2022

Prospectus Summary
What We Do, page 1

1. We note the inclusion of your Metformin Reformulation for multiple indications in your pipeline table on pages 2 and 39. Given the limited amount of disclosure related to certain potential indications for your Metformin Reformulation and your disclosure that, "[you] are primarily focusing on developing a treatment for Intermediate Dry Macular Degeneration and Geographic Atrophy (late-stage Dry AMD)," please explain why the following indications (Stargardt Disease, Retinitis Pigmentosa, Choroideremia, Late-Onsent Retinal Degeneration and Diabetic Retinopathy) are sufficiently material to your

business to warrant inclusion in your pipeline table at this time. If they are material, please expand your disclosure in your Business section to provide a more fulsome discussion of these programs, including a description of preclinical studies or development activities conducted or planned to date. Alternatively, remove any programs that are not currently material from your pipeline table on pages 2 and 39.

2. We note your response to our prior comment 2 and your disclosure that you have "proposed INDs" and are, "prepare[ing] for the regulatory submissions of one or more investigational new drug application[s]." We contrast this with the pipeline table on page 2 which shows all of your product candidates at the start of the "research and preclinical" column, implying that research and preclinical trials or studies have yet to be conducted. To the extent you have yet to conduct the preclinical trials or IND-enabling studies required as a prerequisite to preparing an IND for submission, please revise your disclosure both in the Summary and elsewhere to clarify this point.

Orphan Designation, page 4

3. We note your response to our prior comment 3 and revised disclosure on page 4, including your disclosure that you "have received Orphan drug designation with respect to [y]our proposed Rabies therapeutic." Please further revise your disclosure to clarify whether you have received Orphan drug designation from the FDA, EMA or both agencies and when such designation was granted.

Use of Proceeds, page 29

4. We note your disclosure elsewhere that you have not filed INDs for any of your product candidates. However, we note your disclosure for various indications included in your Use of Proceeds section states clearly the costs of your initial clinical trial, but the cost for completing the necessary preclinical or IND-enabling studies or preparing and submitting the IND application is unclear. For each of your four programs listed here please revise your disclosure so it is clear how much of the proceeds you expect to use for each of your programs' preclinical trials, IND-enabling studies and other costs related to submitting IND applications for each of your material product candidates. Please conform your use of proceeds disclosure in the Summary accordingly.

Product Development, page 39

5. We note your response to our prior comment 13 and various statements throughout this section that imply ongoing testing, studies or trials. In relation to each of your therapeutic areas of focus, please revise your disclosure to clearly describe the current stage of development of each product candidate discussed, including any material preclinical studies or trials and results, and any regulatory submissions or filings made to date. To the extent no preclinical studies or trials have been completed or none are ongoing please clarify.

6. We note your response to prior comment 14, including the fact that you have "remove[d]

references to FDA Priority Review Voucher as [you] have determined such disclosure to be premature." However, we note that your website continues to reference the priority review voucher, including on your pipeline section of the website as well as your recent press releases and investor presentations. Please ensure your registration statement is complete and accurate, and that the information on your website and in future press releases is consistent with such disclosure.

Licenses, page 41

7.   We note your response to prior comment 12 and your revised disclosure on pages 41 and 42, including your disclosure regarding certain termination provisions for each of your NIH licenses. Please revise your disclosure further for each of your license agreements with NIH to describe the material terms of Appendices D and E. Specifically, please disclose any near-term, material specific milestones you must achieve under each agreement to avoid being subject to the potential termination provisions of each agreement or otherwise advise.

Choice of Forum, page 59

8.   We note your response to our prior comment 26 and reissue in part. Your revised disclosure states that the choice of forum provision is in your amended and restated bylaws. However, your disclosure also states that it is "contained in [y]our amended and restated certificate of incorporation." Please correct this inconsistency or otherwise advise. In addition, please add a risk factor describing the attendant risks to investors. For example, please highlight that such a provision may limit a shareholder´s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Financial Statements
Statements of Operations, page F-4

9.   We note from your response that in the interim statements, "Payroll and share based compensation" of $2,964,089 and "Professional fees and share based compensation" of $836,194 are both components of general and administrative expenses, but have been excluded from the "General and administrative expenses" line item. Therefore the reported amount of general and administrative expenses is materially understated. Since the line item 'General and administrative expenses' represents only approximately one percent of total operating expenses for the nine months ended September 30, 2021, please reclassify the 'payroll and share based compensation' and the 'professional fees and share based compensation' line items into the functional expense line item, 'general and administrative expenses' and disclose the share based compensation amounts in the notes. Alternatively, revise the name of the line items to clarify they are all a part of general and administrative expenses. This comment also applies to the disclosures on page F-19. In addition, please revise Management's Discussion and Analysis accordingly.

Richard Garr
Curative Biotechnology, Inc.
January 21, 2022
Page 4

General

10. We note the information and Section 5 analysis provided in your response letter in relation to our prior comment 30. We are unable to agree, based on the information provided, with your analysis. As a non-reporting company, you do not appear to be eligible to rely on the Rule 168 safe harbor. In addition, we note your disclosure on page 28 where you indicate your common stock has previously been classified as a "penny stock." The Rule 163A safe harbor is not available to an issuer that is, or during the past three years was (or any of whose predecessors during the last three years was): (i) a blank check company as defined in Rule 419(a)(2); (ii) a shell company, other than a business combination related shell company, each as defined in Rule 405; or (iii) an issuer for an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. To the extent you continue to believe the safe harbor in Rule 163A applies, please provide us your analysis. Alternatively, please explain how your communication complied with Section 5. See our prior comment 30.

You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Raul Silvestre, Esq.